Exhibit 4.10

2016 RESTATEMENT

NATIONAL FUEL GAS COMPANY TAX-DEFERRED SAVINGS PLAN

AMENDMENT NO. 6

Under Section 11.1 of the National Fuel Gas Company Tax-Deferred Savings Plan (the “Plan”), National Fuel Gas Company reserved the right to modify or amend the Plan. This Amendment No. 6 of the Plan (the “Amendment”) is adopted to make certain changes to the Plan’s hardship withdrawal rules consistent with IRS proposed regulations issued to reflect statutory changes affecting section 401(k) plans, including recent changes made by the Bipartisan Budget Act of 2018. This Amendment is effective as of January 1, 2019.

This Amendment supersedes the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this Amendment.

The Plan is amended in the following respects:

1.      Subsections (b), (c) and (d) of Section 5.8 (Hardship Withdrawals) are revised to read as follows:

(b)    Limit on Distributable Amount. A hardship withdrawal under this Section must be limited to the Distributable Amount. “Distributable Amount” means the sum of (i) the Participant’s Savings Account and (ii) the Participant’s Rollover Account, as of the Valuation Date coincident with or immediately preceding the date of withdrawal.

(c)    Immediate and Heavy Financial Need. A withdrawal will be deemed to be made on account of an immediate and heavy financial need of the Participant only if the withdrawal is for:

(1)    Expenses for (or necessary to obtain) medical care that would be deductible under Section 213(d) of the Code, determined without regard to the limitations in Section 213(a) of the Code, previously incurred by the Participant, his or her spouse, or any dependents of the Participant (as defined in Section 152 of the Code, without regard to Subsections (b)(1), (b)(2), and (d)(1)(B) of Section 152 of the Code);

(2)    Costs related directly to the purchase of a principal residence for the Participant (excluding mortgage payments);

(3)    Payment of tuition, related educational fees, and room and board expenses, for up to the next 12 months of post-secondary education for the Participant, his or her spouse, children or dependents (as defined in Section 152 of the Code, without regard to Subsections (b)(1), (b)(2), and (d)(1)(B) of Section 152 of the Code);

(4)    Payments necessary to prevent the eviction of the Participant from his or her principal residence or foreclosure on the mortgage of the Participant’s principal residence;

(5)    Payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children or dependents (as defined in Section 152 of the Code, without regard to Section 152 (d)(1)(B) of the Code);

(6)    Expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to Section 165(h)(5) of the Code and whether the loss exceeds 10% of adjusted gross income);

(7)    Expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (FEMA) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Pub. L. 100-707, provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster; or

(8)    Other deemed immediate and heavy financial needs prescribed by the Commissioner of Internal Revenue in guidance of general applicability published in the Internal Revenue Bulletin.

(d)    Necessary to Satisfy Financial Need. A withdrawal will be deemed necessary to satisfy an immediate and heavy financial need of a Participant only if all of the following requirements are satisfied:

(1)    The amount of the withdrawal is not in excess of the amount required to satisfy the Participant’s financial need (including any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the withdrawal).

(2)    The Participant has obtained all distributions, other than hardship distributions, under the Plan and all other plans of deferred compensation, whether qualified or nonqualified, maintained by the Company. See Section 8.4(c) for a special rule pertaining to the distribution of dividends from the ESOP portion of the Plan.

(3)    A Participant who receives a distribution of Wage Reduction Contributions prior to January 1, 2019 on account of hardship will be prohibited from making Wage Reduction Contributions to the Plan and all other plans of the Company for six (6) months after receipt of the hardship distribution. This suspension period will not apply for hardship distributions received on or after January 1, 2019. A Participant who is subject to this suspension period on January 1, 2019 can elect to resume making Wage Reduction Contributions prior to end of the suspension period.

(4)    The Participant represents (in writing, by an electronic medium, or in such other form as may be prescribed by the Commissioner of Internal Revenue) that the Participant has insufficient cash or other liquid assets to satisfy the need.

2.      Subsection (e) of Section 5.8 (Hardship Withdrawals) is deleted.

3.      In all other respects, the Plan remains unchanged.

NATIONAL FUEL GAS COMPANY

/s/ akk	By:	/s/ S. J. Mugel
	Name:	S. J. Mugel
	Title:	Secretary
	Date:	February 4, 2019

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